UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated January 28, 2016 announcing the Company's financial results for the fourth quarter ended December 31, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 29, 2016

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

FOURTH QUARTER RESULTS 2015

HIGHLIGHTS

•	EBITDA USD 160.6 million: highest quarterly result since Q3 2008
•	Tanker fundamentals: remain healthy and look sustainable
•	Ship sales: old vessels sold reducing average age of fleet

ANTWERP, Belgium, 28 January 2016 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its non-audited financial results for the fourth quarter and full year 2015.

Paddy Rodgers, CEO of Euronav said: "Recent capital market gyrations have oversold the crude tanker market which continues to be robust. With a lower oil price (it fell 18% during Q4 and further since year end) tanker freight nets back to higher results through a reduction in variable cost. Furthermore, one should expect additional stimulation of demand for crude and therefore for crude tankers over 2016. Current vessel supply is well spread over the next 3 years and should therefore be capable of being absorbed by the demand. The winter market started in Q4 with higher TCE averages than in any other quarter of 2015 and has even strengthened in Q1 2016. Consequently, management remains confident of further progress and committed to its policy of distributing 80% of net income excluding exceptional items such as gains on the disposal of vessels."

The most important key figures (unaudited) are:

in thousands of USD		Fourth Quarter 2015	Fourth Quarter 2014	Full Year 2015	Full Year 2014

Revenue		225,644	144,866	846,507	473,985
Other operating Income		1,154	4,853	7,426	11,411

Voyage expenses and commissions		(15,956)	(27,176)	(71,237)	(118,303)
Vessel operating expenses		(38,812)	(37,000)	(153,718)	(124,089)
Charter hire expenses		(6,438)	(10,014)	(25,849)	(35,664)
General and administrative expenses		(16,122)	(12,286)	(46,251)	(40,565)
Net Gain (loss) on disposal of tangible assets		11,165	4,345	5,300	5,706

EBITDA		160,635	67,588	562,178	172,481
Depreciation		(54,896)	(47,894)	(210,206)	(160,954)
EBIT (result from operating activities)		105,739	19,694	351,972	11,527
Net finance expenses		(9,809)	(37,458)	(47,640)	(93,353)
Share of profit (loss) of equity accounted investees		13,335	7,992	51,407	30,286
Result before taxation		109,266	(9,772)	355,739	(51,540)

Tax Benefit (Expense)		(4,602)	5,837	(5,633)	5,743
Profit (loss) for the period		104,664	(3,935)	350,106	(45,797)

Attributable to:	Owners of the company	104,664	(3,935)	350,106	(45,797)
	Non-controlling intrests	-	-	-	-

The contribution to the result is as follows

in thousands of USD	Fourth Quarter 2015	Fourth Quarter 2014	Full Year 2015	Full Year 2014

Tankers	96,503	(11,243)	317,152	(75,250)
FSO	8,162	7,308	32,954	29,453
result after taxation	104,665	(3,935)	350,106	(45,797)

Information per share:

in USD per share	Fourth Quarter 2015	Fourth Quarter 2014	Full Year 2015	Full Year 2014

Weighted average number of shares (basic) *	158,628,151	129,300,666	155,872,171	116,539,018
EBITDA	1.01	0.52	3.61	1.48
EBIT (operating result)	0.67	0.15	2.26	0.10
Result after taxation	0.66	(0.03)	2.25	(0.39)

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

*The number of shares outstanding on 31 December 2015 is 159,208,949.

The Company had a net profit of USD 104.7 million (fourth quarter 2014: net loss of USD -3.9 million) for the three months ended 31 December 2015 or USD 0.66 per share (fourth quarter 2014: USD -0.03 per share). EBITDA (a non IFRS-measure) for the fourth quarter 2015 was USD 160.6 million (fourth quarter 2014: USD 67.6 million). For the full year ending 31 December 2015, the preliminary net profit is USD 350.1 million (2014: USD -45.8 million) or USD 2.25 per share (2014: net loss of USD -0.39 per share).

If the Company had continued to apply the proportionate consolidation method for its joint ventures for the fourth quarter of 2015, the adjusted EBITDA (a non IFRS-measure) would have been USD 182.2 million (fourth quarter 2014: USD 84.5 million), the adjusted EBIT would have been USD 119.9 million (fourth quarter 2014: USD 29.3 million) and the profit for the period would have remained the same.

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Fourth quarter 2015	Fourth quarter 2014	Full year 2015	Full year 2014
VLCC
Average spot rate (in TI pool)*	61,482	31,650	55,055	27,625
Average time charter rate**	41,776	29,731	41,981	31,086
SUEZMAX
Average spot rate*	41,596	24,248	41,686	23,382
Average time-charter rate**	36,042	30,513	35,790	25,930
*   Excluding technical offhire days
** Including profit share where applicable

EURONAV TANKER FLEET

On 11 November 2015 the Company sold the Suezmax Cap Laurent (1998 - 146,145 dwt), for USD 22.25 million. The vessel was wholly owned by Euronav and one of its four oldest Suezmaxes. The capital gain on that sale of USD 11.1 million was recorded in the fourth quarter. The vessel was delivered to its new owner on 26 November 2015.

On 15 January 2016 the Company sold the VLCC Famenne (2001 – 298,412 dwt), one of its two oldest VLCC vessels, for USD 38.4 million. The vessel is wholly owned by Euronav. The capital gain on that sale of about USD 13.8 million will be recorded at delivery which is expected in the first quarter of 2016.

On 26 January 2016 Euronav took delivery of the second vessel of four VLCCs which were acquired as resales of existing newbuilding contracts as announced on 16 June 2015: the VLCC Alice (2016 – 343,057 dwt).

CORPORATE

On 3 December 2015 Carl Steen was appointed Chairman of the Board of Directors of Euronav. This change is part of a process to further increase the independence and diversification of the Board as the Company has completed its migration to an independent public company with a highly liquid share and a wide shareholder base. As from that date, the Board of Directors comprises Carl Steen (Chairman), Daniel Bradshaw, Ludwig Criel, Alexandros Drouliscos, Anne-Hélène Monsellato, John Michael Radziwill, Paddy Rodgers, Ludovic Saverys, William (Bill) Thomson and Alice Wingfield Digby.

On the finance side, Euronav is fully funded in its current structure and retains a strong conviction that tanker markets are well balanced. The last two VLCCs to be delivered in March 2016 and May 2016 have a combined remaining capex of USD 130.6 million (as at 1 January 2016). With the vast majority of its fleet currently on the water, Euronav is ideally positioned to benefit from this positive freight market environment and will remain disciplined as good steward of shareholder capital.

DIVIDEND

The final audited results for the year 2015 and the final dividend will be announced at the end of March 2016. The dividend will then need to be approved at the subsequent Annual General Meeting of Shareholders in May.

SHARE BUY BACK

As reported on 26 January 2016, Euronav has bought back 500,000 shares at an average cost of EUR 9.5256 per share. The Board of Directors remains authorized to buy shares back. The extent to which it does and the timing of these purchases will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

TANKER MARKET

The fourth quarter saw the return of high volatility of freight rates. Such volatility occurs when the balance between demand and supply is very tight. This is a positive structure for tanker owners. This current market positioning looks sustainable and provides management with a positive outlook.

Demand for crude oil remains firm with current consensus (source: IEA) projecting around 1.2m bpd of additional demand of oil in 2016. Whilst this is lower than the 1.6m bpd delivered in 2015 it is worth noting that, at this stage last year, forecasts were set at 0.9m bpd for 2015. Since the OPEC meeting in early December and the setting of these projections, the oil price has fallen by more than a third. This could potentially bring additional demand to that already forecast.

Whilst the order book growth slowed dramatically since the end of Q3 for both VLCC and Suezmax sectors, the order book itself requires constant monitoring and assessment. This is a critical issue and Euronav would like to point out three thoughts. First, in 2016, the delivery schedule for VLCCs is heavily skewed toward the latter half of the year. Second, based on the current forecasted oil demand and scheduled deliveries of newbuildings, demand and supply are broadly in equilibrium and should remain so. Third, whilst scrapping is expected to be extremely modest when markets are strong, the average 20 year life for a crude tanker implies a natural level of attrition (5% per annum) in the global fleet.

The return of Iran to the global oil markets was confirmed with the lifting of certain sanctions on 17 January 2016. Whilst an important development, we believe it will take time for this impact to be properly felt. We expect the effect will largely be neutral to positive for the tanker sector for two reasons. First, it should be noted that half of the Iranian fleet (circa 40 VLCCs in total) continued to trade mostly to the Far East between 2012-2015. The part of the Iranian fleet (which is not too old) that effectively returns should therefore absorb the anticipated increase in Iranian crude production for export. Second, snapback provisions in the sanctions lifting agreement and other financial dollar based restrictions will take time to be lifted in full, implying full integration of Iran will be over a prolonged period.

The timing of the repeal of the USA crude export ban in December was unexpected but at the same time welcomed. Rather like the Iranian situation management's view is that this development will add incremental ton-miles but will need time to take effect given the current lack of loading infrastructure required in the USA.

OUTLOOK

Typically, the fourth quarter is seasonally the strongest quarter during the tanker calendar year and 2015 proved this again. This reflects the strong fundamentals that underpin the crude tanker sector currently and which Euronav believes has structural support to drive the market for several years.

So far in the first quarter of 2016 the Euronav VLCC fleet operated in the Tankers International pool has earned about USD 75,000 per day and 46% of the available days have been fixed. Euronav's Suezmaxes trading on the spot market have earned about USD 41,000 per day on average with 47% of the available days fixed for the first quarter.

Euronav is well positioned to benefit from the strong tanker industry fundamentals in place. An established dividend distribution policy maximizes returns to shareholders backed by an active approach toward fleet portfolio management and provides the group with a discipline for future growth opportunities.

With a constructive structure of crude oil demand, supported by oil prices at twelve year lows and a manageable vessel supply pipeline, Euronav believes that the outlook remains positive for the tanker sector. Euronav now has 56 vessels on the water with two VLCCs to be delivered by May 2016. With its fleet fully financed, Euronav has no funding requirements going forward and is supported by a proven management team, strict capital discipline and an established dividend distribution policy.

CONFERENCE CALL

Euronav will host a conference call at 9:30 a.m. EST / 3:30 p.m. CET on Thursday 28 January 2016 to discuss the results for the fourth quarter 2015.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investors" page of Euronav's website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	28 January 2016
Event Time:	9:30 a.m. EST / 3:30 p.m. CET
Event Title:	"Euronav Q4 2015 Earnings Call"
Event Site/URL	http://services.choruscall.com/links/euronav160128.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10077222. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to 001-877-328-5501 on the day of the call. Others may use the international dial-in number 001-412-317-5471.

A replay of the call will be available until 5 February 2016, beginning at 11:30 a.m. EST / 5:30 p.m. CET on 28 January 2016 by dialing 001-877-344-7529 or 001-412-317-0088 and referencing the conference number 10077222.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*
*  *
Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of final year results 2015: Thursday 31 March 2016

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil and petroleum products. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 56 double hulled vessels being one V-Plus vessel, 29 VLCCs (of which 1 in 50%-50% joint venture), two VLCCs under construction which were recently acquired as resales of existing newbuilding contracts, 22 Suezmaxes (of which four are owned in 50%-50% joint ventures) and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated statement of financial position
(in thousands of USD except per share amounts)

	December 31, 2015	December 31, 2014
ASSETS

Current assets
Trade and other receivables	219,080	194,733
Current tax assets	114	36
Cash and cash equivalents	131,663	254,086
Non-current assets held for sale	24,195	89,000

Total current assets	375,052	537,855

Non-current assets
Vessels	2,288,036	2,258,334
Assets under construction	93,890	-
Other tangible assets	1,048	1,226
Prepayments	2	16,601
Intangible assets	238	29
Receivables	259,908	258,447
Investments in equity-accounted investees	21,452	17,332
Deferred tax assets	935	6,536

Total non-current assets	2,665,509	2,558,505

TOTAL ASSETS	3,040,561	3,096,360

EQUITY and LIABILITIES

Current Liabilities
Trade and other payables	79,078	125,555
Tax liabilities	1	1
Bank loans	102,419	146,303
Convertible and other Notes	-	23,124
Provisions	406	412

Total current liabilities	181,904	295,395

Non-current liabilities
Bank loans	950,029	1,088,026
Convertible and other Notes	-	231,373
Other payables	590	489
Deferred tax liabilities	-	-
Employee benefits	2,048	2,108
Amounts due to equity-accounted joint ventures	-	5,880
Provisions	436	381

Total non-current liabilities	953,103	1,328,257

Equity
Share capital	173,046	142,441
Share premium	1,215,227	941,770
Translation reserve	(50)	379
Hedging reserve	-	-
Treasury shares	(12,283)	(46,062)
Other equity interest	-	75,000
Retained earnings	529,614	359,180

Equity attributable to owners of the Company	1,905,554	1,472,708

TOTAL EQUITY and LIABILITIES	3,040,561	3,096,360

Condensed consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2015	2014
	Jan. 1 - Dec. 31, 2015	Jan.1 - Dec. 31, 2014
Shipping revenue
Revenue	846,507	473,985
Gains on disposal of vessels/other tangible assets	13,302	13,122
Other operating income	7,426	11,411
Total shipping revenue	867,235	498,518

Operating expenses
Voyage expenses and commissions	(71,237)	(118,303)
Vessel operating expenses	(153,718)	(124,089)
Charter hire expenses	(25,849)	(35,664)
Losses on disposal of vessels/other tangible assets	(8,002)	-
Impairment on non-current assets held for sale	-	(7,416)
Depreciation tangible assets	(210,156)	(160,934)
Depreciation intangible assets	(50)	(20)
General and administrative expenses	(46,251)	(40,565)
Total operating expenses	(515,263)	(486,991)

RESULT FROM OPERATING ACTIVITIES	351,972	11,527

Finance income	3,302	2,617
Finance expenses	(50,942)	(95,970)
Net finance expenses	(47,640)	(93,353)

Share of profit (loss) of equity accounted investees (net of income tax)	51,407	30,286

PROFIT (LOSS) BEFORE INCOME TAX	355,739	(51,540)

Income tax benefit (expense)	(5,633)	5,743

PROFIT (LOSS) FOR THE PERIOD	350,106	(45,797)

Attributable to:
Owners of the company	350,106	(45,797)

Basic earnings per share	2.25	(0.39)
Diluted earnings per share	2.22	(0.39)

Weighted average number of shares (basic)	155,872,171	116,539,018
Weighted average number of shares (diluted)	157,529,562	116,539,018

Condensed consolidated statement of comprehensive income
(in thousands of USD except per share amounts)

Profit/(loss) for the period	350,106	(45,797)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	(44)	(393)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(429)	(567)
Cash flow hedges - effective portion of changes in fair value	-	1,291
Equity-accounted investees - share of other comprehensive income	1,610	2,106

Other comprehensive income, net of tax	1,136	2,437

Total comprehensive income for the period	351,242	(43,360)

Attributable to:
Owners of the company	351,242	(43,360)

Condensed consolidated statement of changes in equity
(in thousands of USD except per share amounts)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2014	58,937	365,574	946	(1,291)	(46,062)	422,886	800,990	-	800,990

Profit (loss) for the period	-	-	-	-	-	(45,797)	(45,797)	-	(45,797)
Total other comprehensive income	-	-	(567)	1,291	-	1,713	2,437	-	2,437
Total comprehensive income	-	-	(567)	1,291	-	(44,084)	(43,360)	-	(43,360)

Transactions with owners of the company
Issue of ordinary shares	53,119	421,881	-	-	-	(12,694)	462,306	-	462,306
Issue and conversion convertible Notes	20,103	89,597	-	-	-	(7,422)	102,278	-	102,278
Issue and conversion perpetual convertible preferred equity	10,282	64,718	-	-	-	(3,500)	71,500	75,000	146,500
Equity-settled share-based payment	-	-	-	-	-	3,994	3,994	-	3,994
Total transactions with owners	83,504	576,196	-	-	-	(19,622)	640,078	75,000	715,078

Balance at December 31, 2014	142,441	941,770	379	-	(46,062)	359,180	1,397,708	75,000	1,472,708

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2015	142,441	941,770	379	-	(46,062)	359,180	1,397,708	75,000	1,472,708

Profit (loss) for the period	-	-	-	-	-	350,106	350,106	-	350,106
Total other comprehensive income	-	-	(429)	-	-	1,565	1,136	-	1,136
Total comprehensive income	-	-	(429)	-	-	351,671	351,242	-	351,242

Transactions with owners of the company
Issue of ordinary shares	20,324	208,738	-	-	-	(19,357)	209,705	-	209,705
Issue and conversion convertible Notes	-		-	-	-	-	-	-	-
Issue and conversion perpetual convertible preferred equity	10,281	64,719	-	-	-	-	75,000	(75,000)	-
Dividends to equity holders	-	-	-	-	-	(138,001)	(138,001)	-	(138,001)
Treasury shares	-	-	-	-	33,779	(25,516)	8,263	-	8,263
Equity-settled share-based payment	-	-	-	-	-	1,637	1,637	-	1,637
Total transactions with owners	30,605	273,457	-	-	33,779	(181,237)	156,604	(75,000)	81,604

Balance at December 31, 2015	173,046	1,215,227	(50)	-	(12,283)	529,614	1,905,554	-	1,905,554

Condensed consolidated statement of cash flows
(in thousands of USD except per share amounts)

	2015	2014
	Jan. 1 - Dec. 31, 2015	Jan.1 - Dec. 31, 2014
Cash flows from operating activities
Profit (loss) for the period	350,106	(45,797)

Adjustments for:	208,500	217,410
Depreciation of tangible assets	210,156	160,934
Depreciation of intangible assets	50	20
Impairment on non-current assets held for sale	-	7,416
Provisions	91	840
Tax benefits (expenses)	5,633	(5,743)
Share of profit of equity-accounted investees, net of tax	(51,407)	(30,286)
Net finance expense	47,640	93,353
Capital gain (loss) on disposal of assets	(5,300)	(13,118)
Equity-settled share-based payment transactions	1,637	3,994

Changes in working capital requirements	(57,692)	(112,280)
Change in cash guarantees	1	(658)
Change in trade receivables	12,330	(23,755)
Change in accrued income	(13,175)	(8,577)
Change in deferred charges	11,090	(2,124)
Change in other receivables	(34,654)	(64,299)
Change in trade payables	1,190	(10,512)
Change in accrued payroll	255	166
Change in accrued expenses	(1,649)	9,581
Change in deferred income	6,612	(2,016)
Change in other payables	(39,800)	(10,171)
Change in provisions for employee benefits	108	85

Income taxes paid during the period	(109)	67
Interest paid	(50,810)	(54,449)
Interest received	262	421
Dividends received from equity-accounted investees	275	9,410

Net cash from (used in) operating activities	450,532	14,782

Acquisition of vessels	(351,596)	(1,053,939)
Proceeds from the sale of vessels	112,890	123,609
Acquisition of other tangible assets	(8,289)	(123,188)
Acquisition of intangible assets	(258)	(19)
Proceeds from the sale of other (in)tangible assets	95	22
Loans from (to) related parties	39,785	29,508
Proceeds of disposals of joint ventures, net of cash disposed	1,500	1,000
Purchase of joint ventures, net of cash acquired	-	-

Net cash from (used in) investing activities	(205,873)	(1,023,007)

Proceeds from issue of share capital	229,063	475,000
Transaction costs related to issue of share capital	(19,357)	(12,694)
Proceeds from issue of perpetual convertible preferred equity	-	150,000
Transaction costs related to issue perpetual convertible preferred equity	-	(3,500)
Proceeds from sale of treasury shares	8,263	-
Proceeds from new long-term borrowings	695,770	1,395,392
Repayment of long-term borrowings	(1,132,371)	(799,891)
Transaction costs related to issue of loans and borrowings	(8,680)	(15,284)
Dividends paid	(138,003)	(2)

Net cash from (used in) financing activities	(365,315)	1,189,021

Net increase (decrease) in cash and cash equivalents	(120,656)	180,796

Net cash and cash equivalents at the beginning of the period	254,086	74,309
Effect of changes in exchange rates	(1,767)	(1,019)

Net cash and cash equivalents at the end of the period	131,663	254,086